UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 26, 2022

Social Capital Suvretta Holdings Corp. I

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40558	98-1586159
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2850 W. Horizon Ridge Parkway,
Suite 200 Henderson, NV	89052
(Address of principal executive offices)	(Zip Code)

(650) 521-9007

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities	registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, $0.0001 par value per share	DNAA	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

On January 26, 2022, Social Capital Suvretta Holdings Corp. I (“SCS”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among SCS, Karibu Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of SCS (“Merger Sub”), and Akili Interactive Labs, Inc., a Delaware corporation (“Akili”).

Pursuant to the Merger Agreement, among other things: (i) prior to the closing of the transactions contemplated by the Merger Agreement (the “Closing”), SCS will domesticate as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law, as amended (the “DGCL”), and the Cayman Islands Companies Act (As Revised) (the “Domestication”), (ii) at the Closing, upon the terms and subject to the conditions of the Merger Agreement, in accordance with the DGCL, Merger Sub will merge with and into Akili, with Akili continuing as the surviving corporation and a wholly owned subsidiary of SCS (the “Merger”), (iii) at the Closing, all of the outstanding capital stock of Akili and all options and warrants to acquire capital stock of Akili will be converted into the right to receive shares of common stock, par value $0.0001 per share, of SCS (after the Domestication) (“SCS Common Stock”) or comparable equity awards that are settled or are exercisable for shares of SCS Common Stock, representing an aggregate of 60 million shares of SCS Common Stock, (iv) at the Closing, SCS will be renamed “Akili, Inc.” and (v) at the Closing, SCS will deposit into an escrow account for the benefit of the pre-Closing Akili stockholders, optionholders and warrantholders an aggregate number of shares of SCS Common Stock equal to 7.5% of the fully diluted shares of SCS Common Stock (including shares reserved under the equity incentive plan to be adopted by the combined company in connection with the Closing), determined as of immediately following the Closing (collectively, the “Earnout Shares”), which Earnout Shares will be subject to release from escrow to the pre-Closing Akili stockholders, optionholders and warrantholders in three equal tranches upon the daily volume weighted average price of a share of SCS Common Stock reaching $15.00/share, $20.00/share and $30.00/share, respectively, over any 20 trading days within any 30 consecutive trading day period following the Closing and prior to the fifth anniversary of the Closing, in each case, on the terms set forth in the Merger Agreement.

The Closing is subject to the satisfaction or waiver of certain closing conditions contained in the Merger Agreement, including the approval of SCS’s shareholders.

On January 26, 2022, concurrently with the execution of the Merger Agreement, SCS entered into subscription agreements (the “Subscription Agreements”) with certain investors (collectively, the “PIPE Investors”), pursuant to which the PIPE Investors have subscribed for an aggregate of 16,200,000 shares of SCS Common Stock for an aggregate purchase price of $162,000,000 (the “PIPE Investment”), of which approximately $135,400,000 is committed by certain existing directors, officers and equityholders of, or investment funds managed by, SCS, SCS Sponsor I LLC, a Cayman Islands limited liability company and the sponsor of SCS (the “Sponsor”), Suvretta Capital Management, LLC and/or their respective affiliates. The PIPE Investment will be consummated substantially concurrently with the Closing.

On January 26, 2022, SCS also entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”), by and among SCS, the Sponsor, certain directors and officers of SCS and Akili, pursuant to which the Sponsor and each such director and officer of SCS agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby and not redeem their SCS ordinary shares in connection therewith, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement.

On January 26, 2022, SCS also entered into a Stockholder Support Agreement (the “Stockholder Support Agreement”) by and among SCS, Akili and certain stockholders of Akili (the “Key Stockholders”), pursuant to which the Key Stockholders have agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Stockholder Support Agreement.

A copy of the Merger Agreement, the form of Subscription Agreement, the Sponsor Support Agreement and the Stockholder Support Agreement will be filed by amendment on Form 8-K/A to this Current Report within four business days of the date hereof as Exhibits 2.1, 10.1, 10.2 and 10.3, respectively, and the foregoing descriptions of each of the Merger Agreement, the form of Subscription Agreement, the Sponsor Support Agreement and the Stockholder Support Agreement are qualified in their entirety by reference thereto.

Item 3.02	Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K with respect to the PIPE Investment is incorporated by reference in this Item 3.02. The shares of SCS Common Stock to be issued in connection with the PIPE Investment will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), and will be issued in reliance on the exemption from registration requirements thereof provided by Section 4(a)(2) of the Securities Act.

Item 7.01	Regulation FD Disclosure.

On January 26, 2022, SCS and Akili issued a joint press release (the “Press Release”) announcing the execution of the Merger Agreement and the PIPE Investment. The Press Release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Attached as Exhibit 99.2 and incorporated herein by reference is the investor presentation dated January 26, 2022, for use by SCS in meetings with certain of its shareholders as well as other persons with respect to the transactions described in this Current Report on Form 8-K.

The information in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of SCS under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information contained in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2.

Additional Information and Where to Find It

In connection with the proposed transaction, SCS intends to file a registration statement on Form S-4 (as it may be amended, the “Registration Statement”) with the SEC, which will include a preliminary prospectus and proxy statement of SCS, referred to as a proxy statement/prospectus. Such documents are not currently available. When available, a final proxy statement/prospectus will be sent to all SCS shareholders. SCS will also file other documents regarding the proposed transaction with the SEC. SHAREHOLDERS OF SCS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by SCS (when available) through the website maintained by the SEC at http://www.sec.gov. The documents filed by SCS with the SEC also may be obtained free of charge at SCS’s website at https://socialcapitalsuvrettaholdings.com/dnaa or upon written request to 2850 W. Horizon Ridge Parkway, Suite 200, Henderson, NV 89052.

Participants in Solicitation

SCS and Akili and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from SCS’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the proposed transaction between Akili and SCS will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom. This communication may be deemed to be solicitation material in respect of the proposed transactions contemplated by the proposed business combination between Akili and SCS.

Cautionary Statement Regarding Forward-Looking Statements

This communication may contain certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Akili and SCS. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of SCS’s securities, (ii) the risk that the proposed transaction may not be completed by SCS’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SCS, (iii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the Merger Agreement by the shareholders of SCS and the satisfaction of the minimum cash condition, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE Investment, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Akili’s business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Akili or diverts management’s attention from Akili’s ongoing business operations and potential difficulties in Akili employee retention as a result of the announcement and consummation of the proposed transaction, (ix) the outcome of any legal proceedings that may be instituted against Akili or against SCS related to the Merger Agreement or the proposed transaction, (x) the ability to maintain the listing of SCS’s securities on a national securities exchange, (xi) the price of SCS’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which SCS plans to operate or Akili operates, variations in operating performance across competitors, changes in laws and regulations affecting SCS’s or Akili’s business, and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xiii) the ability of Akili to successfully commercialize EndeavorRX and continue to advance its clinical development pipeline, (xiv) the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees, (xv) the evolution of the markets in which Akili competes, (xvi) the ability of Akili to defend its intellectual property and satisfy regulatory requirements, (xvii) the costs related to the proposed transaction, (xviii) the impact of the COVID-19 pandemic on Akili’s business, (xix) Akili’s expectations regarding its market opportunities and (xx) the risk of downturns and a changing regulatory landscape in the highly competitive industry in which Akili operates. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of SCS’s registration on Form S-1 (File Nos. 333-256723 and 333-257543), SCS’s quarterly report on Form 10-Q for the quarter ended September 30, 2021 filed with the SEC on November 15, 2021, the Registration Statement on Form S-4 when available, including those under “Risk Factors” therein, and other documents filed by SCS from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Akili and SCS assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Akili nor SCS gives any assurance that either Akili or SCS, or the combined company, will achieve its expectations.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Joint Press Release, dated as of January 26, 2022

99.2	Investor Presentation, dated as of January 26, 2022

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Social Capital Suvretta Holdings Corp. I

Date: January 26, 2022	By:	/s/ Chamath Palihapitiya
	Name:	Chamath Palihapitiya
	Title:	Chief Executive Officer

Exhibit 99.1

Akili Interactive, a Leader in Digital Medicine, to Become Publicly Traded Through Combination with

Social Capital Suvretta Holdings Corp. I

•

Akili’s leading digital therapeutic platform combines science and technology to address cognitive impairments in patients, reimagining how central nervous system medicines are designed, developed, and delivered

•

Transaction will support commercial launch of EndeavorRx®, a first-of-its-kind, FDA-cleared and CE-marked prescription digital therapeutic for pediatric ADHD, as well as advance clinical development pipeline across multiple neuropsychiatric diseases, including expanded ADHD populations, multiple sclerosis, autism, and depression

•	Transaction values the combined company at an equity value post-money of up to approximately $1 billion and is expected to provide up to $412 million in gross cash proceeds

•

Fully committed PIPE of $162 million led by $100 million from Social Capital with remaining $62 million from new and existing investors including: Suvretta Capital Management’s Averill strategy, Apeiron Investment Group, Temasek, co-founder PureTech Health, Polaris Partners, Evidity Health Capital, JAZZ Venture Partners and Omidyar Technology Ventures

•	Chamath Palihapitiya expected to become Chair of Akili’s Board of Directors upon transaction close

BOSTON, Mass. and PALO ALTO, Calif. – January 26, 2022 – Akili Interactive (“Akili” or the “Company”), a leading digital medicine company developing cognitive treatments through game-changing technologies, has entered into a definitive agreement to become publicly traded via a merger with Social Capital Suvretta Holdings Corp. I (“SCS”) (Nasdaq: DNAA), a special purpose acquisition company. The transaction is expected to close in mid-2022, after which Akili will be listed on the Nasdaq stock market under the new ticker symbol “AKLI.” As a public company with world-class backing and strong financial flexibility, Akili will be positioned to pioneer a new class of digital medicines for millions of people living with cognitive impairment.

New Digital Approach to Cognitive Medicine

The Akili software platform was built on the belief that directly engaging brain function is the next frontier of science and medicine. Cognitive impairments – including poor concentration, memory loss, difficulties learning new skills, and difficulties with decision making – are in aggregate among the largest unmet medical needs, and are increasingly recognized as contributing to or associated with dozens of chronic diseases and acute illnesses, including attention-deficit/hyperactivity disorder (ADHD), major depressive disorder (MDD), multiple sclerosis (MS), and autism spectrum disorder (ASD), as well as postoperative cognitive dysfunction and COVID-19 “brain fog.”

Despite the rapidly growing prevalence of these conditions, the acute exacerbation of these issues by the pandemic’s impact, and the chronic, escalating cognitive overload from the proliferation of on-demand attention-capturing technology, there has been limited innovation of novel treatment options. Specifically, current treatment options are designed to focus on symptoms and coping strategies instead of directly targeting cognitive functioning. These therapeutic shortfalls are especially concerning for younger populations who are potentially facing a lifetime of managing these conditions.

Akili’s First-of-Its-Kind, Clinically Validated Therapeutic

By harnessing advances in cognitive neuroscience and consumer technology, Akili is changing the neuropsychiatric treatment paradigm. Akili’s patented and clinically validated technology platform represents a new category of software-based medicine: advanced and proprietary digital therapeutics that are designed to directly target neural physiology to better serve the needs of patients and their families.

Akili’s core therapeutic engine, the Selective Stimulus Management Engine (SSMETM), is specifically designed to target and activate neural systems involved in attentional control. This core platform has the potential to be applied across a diverse set of indications within psychiatry and neurology. Backed by robust clinical research, Akili’s treatments are delivered to patients through engaging interactive mobile games, personalized to each individual and built to feel like high-end entertainment products.

The SSMETM technology has already demonstrated proof-of-concept in controlled trials targeting attention and cognitive dysfunction in ADHD, ASD, MS, and MDD. Built on the SSMETM technology, Akili developed EndeavorRx®, the first-ever FDA-cleared prescription video game and the first-ever FDA-cleared commercial product indicated to improve attention function in children between the ages of 8 to 12 years with primarily inattentive or combined-type ADHD (see full indication below).

Key Investment Highlights:

•

Patented and clinically validated technology platform. Developed with the collaboration of cognitive neuroscientists and mobile game developers, Akili’s proprietary technology is designed to target key neural systems underlying specific cognitive functions through adaptable, personalized closed-loop algorithms. The technology is clinically validated, using recognized endpoints, and delivered through smartphones or other mobile devices.

•

First-and-only FDA-cleared video game-based digital therapeutic. Anticipated to launch in the second half of 2022, EndeavorRx® is the first and only prescription video game treatment with FDA clearance and a CE mark (designating it has met European health, safety, performance, and environmental requirements) in pediatric ADHD. EndeavorRx® has been validated through multiple clinical trials, including large randomized, controlled trials demonstrating improved patient outcomes.

•

Large and growing market opportunity. Tens of millions of people worldwide live with cognitive health issues, and many are actively searching for better solutions. With EndeavorRx®, Akili is initially targeting the approximately $10 billion U.S. ADHD market. EndeavorRx® will first launch for the FDA-cleared 8 to 12-year-old pediatric population. Akili is also seeking to expand into other U.S. ADHD populations, including younger children (3 to 7 years old), teens, and adults, while simultaneously working with a partner to gain approval as a treatment for pediatric ADHD in Japan.

•

Strong clinical rigor. Akili has completed 20 clinical trials across 2,900 patients and nine disease populations. In addition, Akili’s clinical studies and data have been published in 16 leading peer-reviewed journals.

•

Robust research and clinical pipeline. Akili has a strong development pipeline, initially focused on treatments for cognitive impairments across nine patient populations. In addition, Akili is progressing early discovery for two new platform technologies to address additional cognitive impairments and facilitate broader reach across disease spectrums. Akili is poised to begin pivotal studies in multiple indications where proof-of-concept has been achieved, including additional ADHD populations, ASD, MS, and MDD.

Management Comments

Eddie Martucci, Chief Executive Officer of Akili, said: “This transaction represents the next step in our journey to become the world’s leading digital medicine company directly targeting neurological function. Over the past 10 years, we have created a platform representing a new era of cognitive medicine, driven by our fundamental focus on patients, advanced science and proprietary technology, and the mission-driven hard work of our entire team. We believe medicine now can be both effective and engaging. Social Capital Suvretta shares our vision for the future, and we look forward to applying our combined experience as we drive the commercialization of our platform and advance our deep pipeline of prescription digital therapeutics to help people living with cognitive impairments across the globe.”

Chamath Palihapitiya, Founder and CEO of Social Capital and Chairman and CEO of SCS, commented: “Akili is taking a new approach to cognitive science – using software to target our underlying cognitive function and creating an entirely new class of medicine as a byproduct. With its first-ever, clinically validated digital therapeutic (EndeavorRx®), Akili has the unique opportunity to change how we treat pediatric ADHD. They have also laid the groundwork to treat a wide range of other cognitive issues affecting tens of millions of people around the world.”

Kishen Mehta, Portfolio Manager of the Averill strategy at Suvretta Capital Management and President of SCS, said: “Akili has created a unique disease-agnostic technology platform with an advanced pipeline of product candidates across multiple indications where proof-of-concept has already been achieved. The Company is leading the advancement of digital cognitive therapies with an FDA-cleared product already on the market, and we believe Akili has only just scratched the surface of this new and exciting field of medicine. We look forward to working with Akili to accelerate the Company’s growth and allow it to continue developing treatment options for the hundreds of millions of people living with cognitive impairments.”

Transaction Overview

The transaction implies a post-money equity value of the combined company of up to approximately $1 billion and is expected to deliver up to $412 million in gross cash proceeds to the Company, including the contribution of up to $250 million of cash held in SCS’s trust account and $162 million from PIPE investors at $10 per share. All references to available cash from the trust account and retained transaction proceeds are subject to any redemptions by the public shareholders of SCS and payment of transaction expenses. Akili plans to use the net proceeds to help fund the Company’s go-to-market strategy, to further advance its pipeline of prescription digital therapeutics targeting a range of chronic and acute cognitive disorders, and for other general corporate purposes.

Existing Akili shareholders will roll 100% of their equity into the combined company and will be eligible to receive additional SCS shares pursuant to an earnout based on the combined company’s future stock performance.

Chamath Palihapitiya is expected to join Akili’s board of directors as chair, upon the close of the transaction.

The proposed business combination, which has been unanimously approved by the boards of directors of both Akili and SCS, is expected to close in mid-2022, subject to approval by SCS’s and Akili’s shareholders, regulatory approvals, and other customary closing conditions.

Advisors

Morgan Stanley & Co. LLC (“Morgan Stanley”) and Cowen and Company, LLC (“Cowen”) are serving as financial advisors to Akili. Morgan Stanley, Credit Suisse, and Cowen are serving as co-placement agents to SCS with respect to the portion of the PIPE financing raised from non-insider qualified institutional buyers and institutional accredited investors. Morgan Stanley, Credit Suisse, and Cowen are not acting as agents or participating in any role with respect to, and will not earn any fees from, the portion of the PIPE financing raised from insiders and individual investors. Credit Suisse and Cowen are serving as capital markets advisors to Akili. BofA Securities, Inc. is acting as capital markets advisor to SCS.

Goodwin Procter LLP is serving as legal counsel to Akili. Wachtell, Lipton, Rosen & Katz is serving as legal counsel to SCS. Skadden, Arps, Slate, Meagher & Flom LLP is serving as legal advisor to the PIPE placement agents.

Conference Call Information

A presentation made by the management teams each of Akili and SCS regarding the transaction will be available at https://event.on24.com/wcc/r/
3621898/2B6B29D03ADCC3D4AD26E9082AE8ADA1 at 8:00 AM ET.

Additional information about the proposed transaction, including an investor presentation, will be provided in a Current Report on Form 8-K to be filed by SCS with the Securities and Exchange Commission and available at www.sec.gov.

EndeavorRx® Indication and Overview

EndeavorRx® is the first-and-only FDA-cleared treatment delivered through a video game experience. EndeavorRx® is indicated to improve attention function as measured by computer-based testing in children ages 8 to 12 years old with primarily inattentive or combined-type ADHD, who have a demonstrated attention issue. Patients who engage with EndeavorRx® demonstrate improvements in a digitally assessed measure Test of Variables of Attention (TOVA®) of sustained and selective attention and may not display benefits in typical behavioral symptoms, such as hyperactivity. EndeavorRx® should be considered for use as part of a therapeutic program that may include clinician-directed therapy, medication, and/or educational programs, which further address symptoms of the disorder. EndeavorRx® is available by prescription only. It is not intended to be used as a stand-alone therapeutic and is not a substitution for a child’s medication. The most common side effect observed in children in EndeavorRx®’s clinical trial was a feeling of frustration, as the game can be quite challenging at times. No serious adverse events were associated with its use. EndeavorRx® is recommended to be used for approximately 25 minutes a day, 5 days a week, over initially at least 4 consecutive weeks, or as recommended by your child’s health care provider. To learn more about EndeavorRx®, please visit EndeavorRx.com.

About Akili

Akili is pioneering the development of game-changing technologies to usher in a new era of cognitive medicine. Focused on delivering cutting-edge digital diagnostics, treatments and monitors for cognitive impairments across disease and disorders, Akili is combining scientific and clinical rigor with the ingenuity of the tech and entertainment industries and challenging the status quo of medicine. Akili’s treatments are designed to directly activate the networks in the brain responsible for cognitive function and have been rigorously tested in extensive clinical studies, including prospective randomized, controlled trials. Driven by Akili’s belief that effective medicine can also be fun and engaging, Akili’s products are delivered through captivating action video game experiences. For more information, please visit www.akiliinteractive.com.

About Social Capital

At Social Capital, we make big bets on transformational ideas, technology, and people. We strategically invest in smart, profit-minded opportunities and forward-thinking social investments that have the potential to shape a better future. We do this from a balance sheet of permanent capital to support entrepreneurship at all stages. This allows us more flexibility to double down on our convictions, without the limitations of traditional fund structures, and gives founders the runway and resources necessary to succeed. We believe in the outsized potential of for-profit businesses to drive impact in the world. We aim to set a new standard for what capitalism can be. To learn more about Social Capital, visit https://www.socialcapital.com/.

About Social Capital Suvretta Holdings Corp I

Social Capital Suvretta Holdings Corp. I is led by Chamath Palihapitiya and Kishen Mehta and is a blank check company formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. The company is focused on businesses operating in the biotechnology industry and within the neurology subsector. To learn more about Social Capital Suvretta Holdings, visit https://www.socialcapitalsuvrettaholdings.com/.

Additional Information and Where to Find It

In connection with the proposed transaction, SCS intends to file a registration statement on Form S-4 (as amended, the “Registration Statement”) with the SEC, which will include a preliminary prospectus and proxy statement of SCS, referred to as a proxy statement/prospectus. Such documents are not currently available. When available, a final proxy statement/prospectus will be sent to all SCS shareholders. SCS will also file other documents regarding the proposed transaction with the SEC. SHAREHOLDERS OF SCS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by SCS (when available) through the website maintained by the SEC at http://www.sec.gov.

The documents filed by SCS with the SEC also may be obtained free of charge at SCS’s website at https://socialcapitalsuvrettaholdings.com/dnaa or upon written request to 2850 W. Horizon Ridge Parkway, Suite 200, Henderson, NV 89052.

Participants in the Solicitation

SCS and Akili and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from SCS’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the proposed transaction between Akili and SCS will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom. This press release may be deemed to be solicitation material in respect of the proposed transactions contemplated by the proposed business combination between Akili and SCS.

Forward-Looking Statements

This communication may contain certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Akili and SCS. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of SCS’s securities, (ii) the risk that the proposed transaction may not be completed by SCS’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SCS, (iii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the Merger Agreement by the shareholders of SCS and the satisfaction of the minimum cash condition, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE Investment, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Akili’s business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Akili or diverts management’s attention from Akili’s ongoing business operations and potential difficulties in Akili employee retention as a result of the announcement and consummation of the proposed transaction, (ix) the outcome of any legal proceedings that may be instituted against Akili or against SCS related to the Merger Agreement or the proposed transaction, (x) the ability to maintain the listing of SCS’s securities on a national securities exchange, (xi) the price of SCS’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which SCS plans to operate or Akili operates, variations in operating performance across competitors, changes in laws and regulations affecting SCS’s or Akili’s business, and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xiii) the ability of Akili to successfully commercialize EndeavorRx® and continue to advance its clinical development pipeline, (xiv) the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees, (xv) the evolution of the markets in which Akili competes, (xvi) the ability of Akili to defend its intellectual property and satisfy regulatory requirements, (xvii) the costs related to the proposed transaction, (xviii) the impact of the COVID-19 pandemic on Akili’s business, (xix) Akili’s expectations regarding its market opportunities and (xx) the risk of downturns and a changing regulatory landscape in the highly competitive industry in which Akili operates. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of SCS’s registration on Form S-1 (File Nos. 333-256723 and 333-257543), SCS’s quarterly report on Form 10-Q for the quarter ended September 30, 2021 filed with the SEC on November 15, 2021, the Registration Statement on Form S-4 when available, including those under “Risk Factors” therein, and other documents filed by SCS from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Akili and SCS assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Akili nor SCS gives any assurance that either Akili or SCS, or the combined company, will achieve its expectations.

Contacts

Akili:

Media

Julie DiCarlo

Akili Interactive

julie@akiliinteractive.com

Sard Verbinnen & Co

akili-svc@sardverb.com

Social Capital Suvretta:

Media

Reze Wong

reze@socialcapital.com

Kerry Golds / Kala Krishnan

kerry.golds@fgh.com / kala.krishnan@fgh.com

scs-us@fgh.com

Exhibit 99.2

CONFIDENTIAL $DNAA + ApKILI BIO 2.0 JANUARY 2022

Disclaimer This presentation (“Presentation”) is tor informational purposes only to assist interested parties in making their own evaluation with respect to the proposed business combination (the “Business Combination”) between Social Capital Suvretta Holdings Corp. I (“SCS”) and Akili Interactive Labs, Inc. (“Akili” or the “Company”). The information contained herein does not purport to be all-inclusive and none of SCS, the Company, Morgan Stanley & Co. LLC, Credit Suisse Securities (USA) LLC and Cowen & Company, LLC, nor any of their respective affiliates nor any of its or their control persons, officers, directors, employees or representatives makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this Presentation, you confirm that you are not relying upon the information contained herein to make any decision. The reader shall not rely upon any statement, representation or warranty made by any other person, firm or corporation (including, without limitation, Morgan Stanley & Co. LLC, Credit Suisse Securities (USA) LLC and Cowen & Company, LLC or any of their respective affiliates or control persons, officers, directors and employees) in making its investment or decision to invest in SCS, the Company or the combined company, None of SCS, the Company, Morgan Stanley & Co. LLC, Credit Suisse Securities (USA) LLC and Cowen & Company, LLC, nor any of their respective affiliates nor any of its or their control persons, officers, directors, employees or representatives, shall be liable to the reader for any information set forth herein or any action taken or not taken by any reader, including any investment in SCS, the Company or the combined Company. Certain information contained in this Presentation relates to or is based on studies, publications, surveys and the Company’s own internal estimates and research. In addition, all of the market data included in this Presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Finally, while the Company believes its internal research is reliable, such research has not been verified by any independent source. This meeting and any information communicated at this meeting, including this Presentation, are strictly confidential and should not be discussed outside your organization. Forward-Looking Statements. Certain statements in this Presentation may be considered forward-looking statements. Forward-looking statements generally relate to future events or SCS’s, the Company’s or the combined company’s future financial or operating performance. For example, statements concerning the following include forward-looking statements: the growth of the Company’s business and its ability to realize expected results; the Company’s plans for commercialization of EndeavorRx®; the growth and expansion of its clinical development pipeline; the viability of its growth and commercialization strategy, including related capabilities; trends and developments in the digital healthcare industry; the advantages and potential of its solution; its visibility into future financial performance; and the total addressable markets for the Company’s development candidates. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements, These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by SCS and its management, and the Company and its management, as the case may be, are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. You should not place undue reliance on forward-looking statements in this Presentation, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. None of SCS, the Company or the combined company undertakes any duty to update these forward-looking statements. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of SCS’ registration statement on Form S-1, the “Risk Factors” contained herein and included in the data room, any proxy statement/prospectus relating to the Business Combination, which is expected to be tiled by SCS with the SEC. other documents filed by SCS from time to time with the SEC and any risk factors made available to you in connection with SCS, the Company and the Business Combination. No Offer or Solicitation. This Presentation and the information contained herein do not constitute (i) (a) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination or (b) an offer to sell or the solicitation of an offer to buy any security, commodity or instrument or related derivative, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction, or (ii) an offer or commitment to lend, syndicate or arrange a financing, underwrite or purchase or act as an agent or advisor or in any other capacity with respect to any transaction, or commit capital, or to participate in any trading strategies. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom. The distribution of this Presentation may also be restricted by law and persons into whose possession this Presentation comes should inform themselves about and observe any such restrictions. The recipient acknowledges that it is (a) aware that the United States securities laws prohibit any person who has material, non-public information concerning a company from purchasing or selling securities of such company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities, and (b) familiar with the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the “Exchange Act”), and that the recipient will neither use, nor cause any third party to use, this Presentation or any information contained herein in contravention of the Exchange Act, including, without limitation. Rule 10b-5 thereunder. NEITHER THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) NOR ANY STATE OR TERRITORIAL SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECU RITIES OR DETERMINED IF THIS PRESENTATION IS TRUTHFUL OR COMPLETE. Projections. This Presentation contains certain financial forecast information of Akili. Such financial forecast information constitutes forward-looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties. See “Forward-Looking Statements” above. Actual results may differ materially from the results contemplated by the financial forecast information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved.

Disclaimer Trademarks. SCS and the Company own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This Presentation may also contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in this Presentation is not intended to, and does not imply, a relationship with SCS or the Company, or an endorsement or sponsorship by or of SCS or the Company. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, SM, © or ® symbols, but such references are not intended to indicate, in any way, that SCS or the Company will not assert, to the fullest extent under applicable law, their rights or the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights. Additional Information. In connection with the proposed Business Combination, SCS intends to file with the SEC a registration statement on Form S-4 containing a preliminary proxy statement/prospectus of SCS, and after the registration statement is declared effective, SCS will mail a definitive proxy statement/prospectus relating to the proposed Business Combination to its shareholders. This Presentation does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. SCS” shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed Business Combination, as these materials will contain important information about the Company, SCS and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to shareholders of SCS as of a record date to be established for voting on the proposed Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/ prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Social Capital Suvretta Holdings Corp. I, 2850 W. Horizon Ridge Parkway, Suite 200, Henderson, NV 89052, Participants in the Solicitation. SCS, the Company and their respective directors and executive officers may be deemed participants in the solicitation of proxies from SCS’ shareholders with respect to the proposed Business Combination. A list of the names of SCS’ directors and executive officers and a description of their interests in SCS is contained in SCS’ final prospectus relating to its initial public offering, dated June 29, 2021, and in SCS’s Current Report on Form 8-K, dated September 24, 2021, which were filed with the SEC and are available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Social Capital Suvretta Holdings Corp. I, 2850 W. Horizon Ridge Parkway, Suite 200, Henderson, NV 89052. Additional information regarding the interests of the participants in the solicitation of proxies from SCS’ shareholders with respect to the proposed Business Combination will be contained in the proxy statement/prospectus for the proposed Business Combination when available Investors and security holders of SCS and the Company are urged to read the proxy statement/prospectus and other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed Business Combination. Investors and security holders will be able to obtain free copies of the proxy statement and other documents containing important information about SCS and the Company through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by SCS can be obtained tree of charge by directing a written request to Social Capital Suvretta Holdings Corp, I, 2850 W. Horizon Ridge Parkway, Suite 200, Henderson, NV 89052.

Risk factors The list below of risk factors has been prepared as part of the Business Combination. The risks presented below are certain of the general risks related to the business of Akili, SCS and the combined company, and such list is not exhaustive. The list below is qualified in its entirety by disclosures contained in future documents filed or furnished by SCS, Akili and the combined company with the SEC. If Akili, SCS and the combined company cannot address any of the following risks and uncertainties effectively, or any other risks and difficulties that may arise in the future, its business, financial condition, or results of operations could be materially and adversely affected. The risks described below are not the only ones Akili, SCS and the combined company face. Additional risks that Akili, SCS and the combined company currently do not know about or that they currently believe to be immaterial may also impair its business, financial condition or results of operations. You should review this Presentation and perform your own due diligence prior to making an investment in SCS, Akili and the combined company. Risks Related to Akili’s Business Akili is a technology company with clinical and preclinical stage assets and has a limited operating history. Akili has a history of significant losses, anticipates increasing expenses in the future, and may not be able to achieve or maintain profitability. The amount of Akili’s future losses is uncertain and its quarterly and annual operating results may fluctuate significantly or fall below the expectations of investors or securities analysts, each of which may cause its stock price to fluctuate or decline. The failure of Akili’s prescription digital therapeutics to achieve and maintain market acceptance and adoption by patients and physicians would cause its business, financial condition, and results of operation to be materially and adversely affected. The insurance coverage and reimbursement status of newly approved products is uncertain. Failure to obtain or maintain adequate coverage and reimbursement for EndeavorRx or any other of Akili’s product candidates, if approved, could limit Akili’s ability to market those products and materially and adversely affect its ability to generate revenue. The market for prescription digital therapeutics is new, rapidly evolving, and increasingly competitive, the healthcare industry in the United States is undergoing significant structural change, and the demand for prescription digital therapeutics in markets outside of the United States is uncertain, which makes it difficult to forecast demand for Akili’s products. As a result, all projections included herein are subject to change Akili’s product candidates represent novel and innovative potential therapeutic areas, and negative perception of any product candidate that Akili develops could materially and adversely affect Akili’s ability to conduct its business, obtain regulatory approvals or identify alternate regulatory pathways to market for such product candidate. Preclinical and clinical product development involves a lengthy and expensive process, with an uncertain outcome, and results of earlier studies and trials may not be predictive of future results. If clinical trials of Akili’s product candidates are prolonged or delayed, it may be unable to obtain required regulatory approvals, and therefore be unable to commercialize additional product candidates on a timely basis or at all. Interim, “topline” and preliminary data from clinical trials of Akili’s products or product candidates may change as more patient data becomes available and are subject to confirmation, audit, and verification procedures that could result in material changes in the final data.

Clinical trials of any of Akili’s products or product candidates may fail to produce results necessary to support regulatory clearance or authorization. Material modifications to Akili’s devices may require new 510(k) clearance, de novo classification, premarket approval, or supplement premarket approval, or may require it to cease marketing or recall the modified devices until clearances, authorizations, or approvals are obtained. Products may be subject to product recalls. A recall of Akili’s products, either voluntarily or at the direction of the FDA or another governmental authority, or the discovery of serious safety issues with Akili’s products, could materially and adversely affect Akili’s business and results of operations. Even though Akili has received U.S. regulatory approval for EndeavorRx and may receive U.S, and foreign approval for other product candidates in the future, it will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expenses. Obtaining and maintaining regulatory approval of Akili’s product candidates in one jurisdiction does not mean that it will be successful in obtaining regulatory approval of its product candidates in other jurisdictions. Akili’s commercialization efforts to date have focused almost exclusively on the U.S. Akili’s ability to enter other foreign markets will depend, among other things, on its ability to navigate various regulatory regimes with which it does not have experience, which could delay or prevent the growth of Akili’s operations outside of the U.S. Enrollment and retention of patients in clinical trials is an expensive and time-consuming process and could be made more difficult or rendered impossible by multiple factors outside of Akili’s control. If Akili experiences delays or difficulties in the enrollment or retention of patients in clinical trials, its receipt of necessary regulatory approvals for additional product candidates could be delayed or prevented. Due to the significant resources required for the development of Akili’s pipeline, and depending on its ability to access capital, Akili must prioritize the development of certain product candidates and indications over others. Akili may fail to expend its limited resources on product candidates or indications that may have been more profitable or for which there is a greater likelihood of success. Akili will need substantial additional funding, and if it is unable to raise capital when needed or on terms favorable to it, Akili’s business, financial condition and results of operation could be materially and adversely affected. Akili expects to rapidly expand its development and regulatory capabilities and sales, marketing, and distribution capabilities. If it fails to effectively manage this growth, it may be unable to execute its business plan, adequately address competitive challenges or maintain its corporate culture EndeavorRx is made available via the Apple App Store® and on Google Play™, and supported by third-party infrastructure. If Akili’s ability to access those markets or access necessary third-party infrastructure was stopped or otherwise restricted or limited, it could materially and adversely affect Akili’s business.

Risk factors Risks Related to Akili’s Common Stock Following the Business Combination The market price of Akili’s common stock could be volatile, and you could lose all or part of your investment. Akili expects its quarterly revenues and operating results to fluctuate. If Akili fails in future periods to meet its publicly announced financial guidance or the expectations of securities analysts or investors, the market price of Akili’s common stock could decline substantially. Akili does not intend to pay dividends on its common stock. If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about Akili’s business, its stock price and trading volume could decline. The requirements of being a public company, including compliance with the reporting requirements of the Securities Exchange Act of 1934, as amended and The NASDAQ Stock Market LLC. will require significant resources, increase Akili’s costs and distract its management, and Akili may be unable to comply with these requirements in a timely or cost-effective manner. Any future sales or offerings of Akili’s common stock may cause substantial dilution to Akili’s stockholders and could cause the price of its common stock to decline. Risks Related to the Business Combination The consummation of the Business Combination is subject to a number of conditions and if those conditions are not satisfied or waived, the Business Combination Agreement may be terminated in accordance with its terms and the Business Combination may not be completed. There is no guarantee that an SCS stockholder’s decision as to whether to redeem its SCS Class A shares for a pro rata portion of the Trust Account will put the stockholder in a better or worse economic position. If the Business Combination benefits do not meet the expectations of investors or securities analysts, the market price of SCS’s securities or, following the consummation of the Business Combination, the combined company’s securities may decline. Legal proceedings in connection with the Business Combination, the outcomes of which are uncertain, could delay or prevent the completion of the Business Combination.

Overview Cognitive issues are associated with many chronic and acute diseases • Trouble concentrating • Memory issues • Difficulty learning new things • Issues making decisions that affect everyday life Intervention in childhood is critical—cognitive deficits in kids predict later life health issues Technology is making the problem worse Most solutions focus on symptoms and coping strategies Global awareness is growing, and people are actively looking for solutions Adapted from Hale et al. Epidemiology 2020;31:745-754

Akili in a nutshell FDA-cleared treatment to improve attention • First-of-its-kind digital therapeutic • Prescription treatment for 8-12 y/o children with ADHD • Efficacy validated in rigorous clinical studies Broad expansion opportunity across age and psychiatric conditions in US and the rest of the world • Initial efficacy data across multiple indications in RCTs and POC trials Pre-launch release showing promising fundamentals for scale and sales potential Run by an interdisciplinary team of medical, clinical and technology experts RCTs = randomized controlled trials; POC = proof of concept FDA Indication: EndeavorRx” is a digital therapeutic indicated to improve attention function as measured by computer-based testing in children ages 8-12 years old with primarily inattentive or combined-type ADHD, who have a demonstrated attention issue. Patients who engage with EndeavorRx demonstrate improvements in o digitally assessed measure, Test of Variables of Attention (TOVA*), of sustained and selective attention and may not display benefits in typical behavioral symptoms, such as hyperactivity. EndeavorRx should be considered for use as part of a therapeutic program that may include clinician-directed therapy, medication, and/or educational programs, which further address symptoms of the disorder. EndeavorRx must be prescribed by a healthcare professional. It is not intended as a stand-alone therapeutic, nor is it a substitute for a child’s medication.

Akili has set the standard for clinical validation in digital medicine SSMETM = Selectee Stimulus Management Engine 1includes research, proof of concept, and pivotal clinical studies

Novel combination of therapeutics + software Pioneering work with FDA on endpoints, product category and labeling approach Building ground-up deployment model engaging key healthcare stakeholders—strategic platform for multiple products and potential technology acquisitions Protectable like medicine and tech •Patent and copyright estate for unique cognitive algorithms and interaction mechanics •No generics dynamic; products can be continually optimized, with the potential for loyalty and use grow indefinitely Potential for long-term value for each patient as product suite grows, potentially creating household brand across ages and conditions

EDDIE MARTUCCI, PHD
CEO, Co-Founder
Former: PureTech Health



ANIL JINA, MD
Chief Medical Officer
Former: Pfizer, Sanofi, Shire, PPD



SANTOSH SHANBHAG
Chief Financial Officer
Former: Vertex Pharmaceuticals



JACKIE STUDER
SVP, General Counsel
Former: GE Healthcare IT, Allscripts

AKILI



MATT OMERNICK
Chief Creative Officer, Co-Founder
Former: LucasArts, EA, Microsoft



JULIE DICARLO
SVP, Communications
Former: Cubist, PureTech Health

BARRIE BRIAN
VP, People Operations
Former: TalentAction HRO





CARL GOTTLIEB
SVP, Product & Engineering
Former: eatsa, LendUp, Opower

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CONFIDENTIAL JANUARY 2022

The Opportunity Science & Approach Our Progress Initial Market & Forecast Investment Summary

Establishing a new era of cognitive medicine through game-changing technologies

Brain function is the next frontier

Recognition of cognitive issues is at an all time high

ADHD



up to 86%

of children have attention deficits[1]

64%

experience adverse effects from medication[2]

MULTIPLE SCLEROSIS

up to 60%

of adults have cognitive impairments that may result in a decrease in independence and quality of life[3]



DEPRESSION

up to 94%

of adults experience cognitive symptoms during depressive episodes[4]



DEMENTIA

number of people with dementia set to jump 40% to

78M

by 2030[5]



1. Willcutt et al, Neurotherapeutics 9;490 (2012)
2. MTA Cooperative Group, Arch Gen Psychiatry 56;1073 (1999). Adverse event rate in drug treated arms of the mulitmodal treatment study of children with ADHD
3. Lovera ete al, Curr Neurol Neurosci Rep. 12;618 (2012)
4. Conradi et al. Psychol Med. 2011;41(6):1165-74
5. Dementia, Key Facts, WHO (Sep. 2, 2021).https://www.who.int/news-room/fact-sheets/detail/dementia

US populations only

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Cognitive impairments exist across many medical conditions

ADHD
PARKINSON'S
MULTIPLE SCLEROSIS
ALZHEIMER'S
AUTISM
TRAUMATIC BRAIN INJURY
ANXIETY
BIPOLAR DISORDER
VASCULAR DISEASE
LUPUS
MCI
PTSD
DIABETES
DEPRESSION
AGING
SCHIZOPHRENIA
DEMENTIA
CHEMO-FOG
CHRONIC PAIN
SENSORY PROCESSING DISORDER
DYSLEXIA
HUNTINGTON'S DISEASE
ICU RECOVERY
COVID BRAIN FOG

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Current treatments and approaches are inadequate Pharmaceuticals Behavioral therapy Deal with it Supplements Brain trainers * Largely treats • Can lead to mixed results * Band-aid/workaround • Not proven • Crosswords, etc. symptoms (vs. function) • Can have accessibility and cost issues * Not addressing the problem • Can be “snake oil” • Little to no evidence • Potential significant     • Can be of limited side effects     quality

And technology is escalating the problem

The Opportunity Science & Approach Our Progress Initial Market & Forecast Investment Summary

Neural networks can be specifically and predictably activated Brain activity increase after proprietary multi-tasking intervention in older adults1

Neurological effect replicated in children with attention issues Children with sensory processing dysfunction and attention symptoms1

Game-changing technology approach to target brain function Proprietary sensory and motor stimuli designed to target specific neural physiology Delivered through closed-loop, adaptive and personalized algorithms Validated through rigorous clinical trials and mechanistic studies Encoded into engaging interactive experiences Built upon rich data infrastructure in service of patient outcomes

Akili technologies: platforms designed for functional brain targeting Proprietary mechanics designed to activate key neurological processing systems SSME TM Selective Stimulus Mangagement Engine ATTENTIONAL CONTROL SNAV™ Spatial Navigation Engine SPATIAL NAVIGATION, EPISODIC MEMORY BBT™ Body Brain Trainer ATTENTION, GOAL MANAGEMENT, WORKING MEMORY

Powerful technology designed to target cognitive functioning

SSME™ is designed to target the frontoparietal attention control networks of the brain

SSME™


ATTENTION FUNCTION
ATTENTIONAL CONTROL
EXECUTIVE FUNCTION

FOCUS	(Selective and sustained attention)
INTERFERENCE PROCESSING	(Inhibition and conflict resolution)
MULTITASKING	(Divided attention)

1. Anguera et al. Nature 2013;501;97-101
2. Bavelier et al, Neuron 2019;104(1)147-163
3. McDowd et al, JNPT 2007;31(3)98-103
4. Diamond et al, Ann Rev Psych 2013;64(1)135-168
5. Botvinick et al, Psychol Rev 2001;108(3)624

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EndeavorRx® game mechanics overview


FOCUS
INTERFERENCE PROCESSING
MULTITASKING

SSME™

NAVIGATION
Steer over gates and/or avoid obstacles

TARGETING
Tap for targets and ignore non-targets

MULTITASKING
Simultaneous navigation and targeting

Multitasking complexity increases through 12 worlds



NAVIGATION
Steer over stationary gates

TARGETING
3 stimuli (1 target, 2 distractors)
Color discrimination



NAVIGATION
Avoid stationary obstacles

TARGETING
6 stimuli (1 target, 5 distractors)
Shape discrimination



NAVIGATION
Steer over moving gates

TARGETING
8 stimuli (1 target, 7 distractors)
Color and shape discrimination



NAVIGATION
Steer over gates and avoid obstacles

TARGETING
6 stimuli (2 targets, 4 distractors)
Color and shape discrimination

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Core development capability: population-tailored expansion/differentiation Core cognitive engine remains intact, while creating completely unique games tailored for each audience and personalized for each individual All games include the key SSMETM components yet are completely unique games designed for the audience Continuous, Visual discrimination unpredictable motor task stimulus task • •

EndeavorRx A First of its kind digital treatment delivered through a video game interface; currently being prescribed by physicians and helping pediatric patients with ADHD and their families FDA indication: EndeavorRx® is a digital therapeutic indicated to improve attention function as measured by computer-based testing in children ages 8-12 years old with primarily inattentive or combined-type ADHD, who have a demonstrated attention issue. Patients who engage with EndeavorRx® demonstrate improvements in a digitally assessed measure, Test of Variables of Attention (TOVA®), of sustained and selective attention and may not display benefits in typical behavioral symptoms, such as hyperactivity. EndeavorRx® should be considered for use as part of a therapeutic program that may include clinician-directed therapy, medication, and/or educational programs, which further address symptoms of the disorder. EndeavorRx® must be prescribed by a healthcare professional. It is not intended as a stand-alone therapeutic, nor is it a substitute for a child’s medication.

5 clinical trials conducted with 600+ children with ADHD

ATTENTION FUNCTION



Mean (SE) change in TOVA test API
p=0.006
1.25
1.0
0.75
0.50
0.25
0
AKL-T01
N=169
Control
N=160

Significant improvement in objective attention compared to matched control[1]

ATTENTION FUNCTION



SSME
Control
Methylphenidate
(literature review)
Mean Change (+/- SE)
API score
RT Mean H1 (SS)
RT Variability (SS)
STARS
STARS
POC
ASD
SPD
Methylphenidate
Studies

Comparison across different studies with SSME™ shows consistent attention improvements.[2,3,4] Similar effects seen in literature comparison to acute dose of methylphenidate (Ritalin)[5]

SYMPTOMS/IMPAIRMENTS



ADHD-RS Total Improvement
(Mean +/- SE)
First Treatment Period
Second Treatment Period
SSME only (n=76)
SSME (both cohorts)
SSME+stimulants (n=130)
40
35
30
25
Treatment Pause
BL
28
56
84
Days

ADHD symptom and impairment improvement sustained after 1st treatment, increased after 2nd treatment, and similar with or without medications[6]

EndeavorRx®

nature Digital Medicine

THE LANCET Digital Health

1. Kollins et al, Lancet Dig Hlth 2020; 2(4): PE168-E178
2. Davis et al, PLoS ONE 2018;13(1): e0189749
3. Yerys et al, JADD 2019;49(4):1727-1737
4. Anguera et al, PLoS One. 2017;12(4):1-19
5. Huang et al, Psych Clin Neuro, 2007;61(3):219-225
6. Kollins et al, NPJ Dig Med, 2021;4:58

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Medicine devveloped, delivered and experienced in a completely new way

A new category of medicine Pharmaceuticals Physiologically-active DTx Behavioral therapy • Largely treats • Can lead to mixed results • MOA-based efficacy symptoms • Positive safety profile • Can have accessibility (vs. function) and cost issues • Potential significant • FDA clearance, Rx side effects

Platform and infrastructure can be leveraged to achieve scale, efficiency and speed to market innovative technology developed in-house or acquired Full product studio with proprietary automated DTx quality management Centralized and decentralized clinical research capability for efficient and scalable clinical and real-world evidence trials Established regulatory process and Quality Management System for first-in- class DTx Established infrastructure including patient connectivity via telehealth, digital first fulfillment and scalable commercial capabilities Internal process for adaptivity of products on market; multiple live updates in first year on market

The Opportunity Science & Approach Our Progress Initial Market & Forecast Investment Summary

Current Akili pipeline: initial populations demonstrating potential breadth of technology

Current Akili pipeline: initial populations demonstrating potential breadth of technology

Autism spectrum disorder (ASD) Children with ASD ore at high risk for impairments in attention function 1 The presence of ADHD symptoms in children with autism spectrum disorder is associated with worse cognitive (attention) control.1 Attention impairments contribute to poor functional outcomes, such as reduced adoptive behavior1 Pilot study (n=18), demonstrated high acceptability and engagement with SSME and an improvement in attention and ADHD outcome measures compared to a control condition after 4 weeks of treatment1 PRODUCT CANDIDATE SSME TM STATUS PRE-PIVOTAL TRIAL MEETING (FDA Q-SUB): ESTIMATED1 H2 2022 Timeframes are estimates and are subject to change—see Disclaimer and Risk Factors Journal of Autism And Developmental Disorders 1. Yerys et al, JADD (2019) 49,1727-1737

Major depressive disorder (MDD) Cognitive symptoms are present during up to 94% of depressive episodes and up to 44% of periods of remission1 Serious impact on patients’ quality of life and activities of daily living1 Inter-episode cognitive function is related to the number of previous depressive episodes2 POC RCT (n=74), significant improvement in measures of attention after 6 weeks treatment with SSME compared to control3 PRODUCT CANDIDATE SSME TM ADULT (AVA VERSION) STATUS PRE-PIVOTAL TRIAL MEETING (FDA Q-SUB): ESTIMATED4 H2 2023 4. Timeframes are estimates and are subject to change—see Disclaimer and Risk Factors

Multiple sclerosis (MS)

Incidence of cognitive dysfunction in MS ranges from 20-60% [1]

It is predictive of loss of employment, loss of quality of life, and affects all aspects of activities of daily living [1]

Pilot study (n=21), significant improvement in processing speed (SDMT) in patients with cognitive dysfunction in MS[2]

POC RCT (n=40), clinically significant improvement in SDMT (>4) after 6 weeks treatment (vs. baseline) with SSME™ in patients with cognitive dysfunction in MS. 70% of patients randomized to SSME™ maintained this clinically meaningful 4+ point increase in SDMT after a further 8 weeks observation period (compared with 37% for control, p = 0.038)[3]

PATIENTS US 5

900K TOTAL

180K TARGET


SDMT (change from baseline)
0
1
2
3
4
5
6
7
SSME (n=20)
Control (n=20)
6.1
3.6
5.2
3.0
clinically meaningful change
6 weeks Rx
14 weeks f/u
SSME™ not statistically significant vs. control
Adapted from: Bove et al MS Jour 2020; 27(5);778-789

Neurology and Therapy

MULTIPLE SCLEROSIS JOURNAL

1. Benedict et al. BMC Neurol. 2012;12:55
2. Bove et al Neurol Ther 2019;8(1):135-145
3. Bove et al MS Jour 2020; 27(5);778-789

PRODUCT CANDIDATE SSME™ ADULT (AVA VERSION)

STATUS PRE-PIVOTAL TRIAL MEETING (FDA Q-SUB): ESTIMATED[4] H1 2023

4. Timeframes are estimates and are subject to change - see Disclaimer and Risk Factors

5. please see slide #61 for sources

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Acute cognitive dysfunction Cognitive impairments can occur after acute insults to the brain due to trauma, infection, hypoxia, inflammation, medication, toxins, critical illness, cancer etc. SSME1” has the potential to assist in the short- and long- term cognitive rehabilitation of these patients Pilot study (n=84) completed in chronic TBI (veterans 60-85 yrs with history of multiple mild TBls or >1 moderate TBI and subjective cognitive complaints) showed significant improvement in measures of attention (reaction time) and working memory compared to controls1 PRODUCT CANDIDATE SSME’ ADULT (AVA VERSION) STATUS COVID FOG PILOT STUDY DATA: ESTIMATED3 H2 2022

Cognitive monitoring

Cognition is often only assessed when there is a specific, subjective complaint from patients, family members, or caregivers[1]

There is no consistent clinical protocol for how to use cognitive assessment tools[1]

Most cognitive assessments have not changed in decades and many are still performed on pen and paper[1]

Pilot study in MS (n=100) showed positive correlation between recognized cognitive function measure (SDMT) and SSME in assessing cognition[2]

Pilot study in older adults (n=54) showed ability of SSME™ to detect cognitive differences between amyloid+/- patients[3]



Pfizer
r=0.52, P<.001
SDMT score
SSME Multitasking Threshold
SSME Reaction Time Interference Cost Delta (s) +/- SE
Amyloid -
Amyloid +
Day 0

1. Smith et al Psych Times July 2021
2. Hsu et al. JMIR 2021;23(1)
3. Leurent et al, CTAD 2016, JPAD 3;S1;280-281

CONFIDENTIAL

PRODUCT CANDIDATE SSME™ MONITOR

STATUS ONGOING STUDIES- ADHD, AGING; PLANNED: INITIATE PIVOTAL STUDY ESTIMATED[4] H2 2023

4. Timeframes are estimates and are subject to change - see Disclaimer and Risk Factors

41

R&D technologies: beyond SSME Priority areas of study: Alzheimers, MCI (mild cognitive impairment) SNAVTM Spatial Navigation Engine SPATIAL NAVIGATION, EPISODIC MEMORY BBT™ Body Brain Trainer ATTENTION, GOAL MANAGEMENT, WORKING MEMORY

4 Platform technologies (SSME, SNAV, BBT, Tali®*) * In-licensed for US rights 53 Patents granted or allowed (worldwide) 1 FDA-cleared product 1 CE-marked product    Programs ready to progress to pivotal stage (MS, MDD, ASD)

The Opportunity Science & Approach Our Progress Initial Market & Forecast Investment Summary

Pediatric ADHD1 86% of children with ADHD have attention deficits 55% patients tried/trying/plan to try non-pharmacological treatments 5x spend per ADHD child vs. neurotypicla child 44% not currently on or well- controlled by medication

Commercialization model Consumer-driven model Parents of children with attention issues are looking for alternative solutions—solutions that are actually designed for their kids Active participation by a physician A serious treatment backed by robust clinical data. Requiring an HCP prescription and is a healthcare program purchasing decision Delivered as a care program Receive complete cognitive care with Akili Assist®, a gateway to high-touch personalized support and assistance with curated resources and online care management dashboard Coverage by formulary decision-makers Hybrid self-pay/reimbursement model in place to enable growth in short term with potential track toward expanded access via coverage over time Power of data to inform and adapt Gain direct insight into the cost-of-care and outcomes by having access to an aggregate level view of each patient’s activity and completion of therapy

Strong business model fundamentals in pre-launch phase With 4 healthcare provider-facing sales reps driving depth with writers and highly targeted consumer pilots to identify key promotional levers, early access program is demonstrating strong leading indicators 34% 52% 88% Repeat writers1 Conversion for cash-pay prescriptions2 Conversion for reimbursed prescriptions2 -1000 Unique prescribers1 62% $247 *387 HCPs write refills1 Average net price (cash-pay)2 Average net price (reimbursed)2 EndeavorRx 1. Prescriber data Sep. 2020—Dec. 2021 47 2. Conversion and net price data Apr 2021—Dec 2021

Go-to-market plan for EndeavorRx Commercial launch 2H 2022, launch indication 8-12 y/o with age expansion studies underway • PDT market development • EndeavorRx® engagement in most responsive markets • Focus on stimulant naive and patients not well controlled on medication Consumer Digital first activations with frictionless customer experience TARGET MOMS/DADS OF KIDS WITH ADHD IMPACT AWARENESS AND ACTIVATION • Media investment optimized for reach/frequency in key promotionally-responsive geographies • Closed-loop marketing using e-commerce/“digital first” approach • Broad influencer program • Activation of key events to drive earned media and word-of-mouth • Current pilot program will inform additional tactics—e.g., broadcast program

Go-to-market plan for EndeavorRx® Commercial launch 2H 2022, launch indication 8-12 y/o with age expansion studies underway • PDT market development • EndeavorRx® engagement in most responsive markets • Focus on stimulant naive and patients not well controlled on medication Therapeutics sales model with telemedicine integration TARGET PEDIATRICIANS, PSYCHS, CENTERS OF EXCELLENCE IMPACT AWARENESS AND ACTIVATION • 80-100 sales FTEs • -6,800 top priority targets (32% of patients) • -3,000 second priority targets (15% of patients) • Pull-through activities to potentially optimize market access wins

Go-to-market plan for EndeavorRx®

Commercial launch 2H 2022, launch indication 8-12 y/o with age expansion studies underway

- PDT market development
- EndeavorRx® engagement in most responsive markets
- Focus on stimulant naive and patients not well controlled on medication

Consumer | HCP | **Payer**

Self-pay and reimbursed model, tracking towards potential broad scale coverage over time

TARGET

COMMERCIAL PAYERS, REGIONAL PLANS, GOVERNMENT/MEDICAID, EMPLOYER GROUPS/COALITIONS

IMPACT

PAYER ADOPTION

- 12 Market Access FTE's
- Focused on top 5 national plans
- Build on groundswell support of subsidiary plans
- Targeted state Medicaid efforts
- Employer and IDN (integrated delivery networks) partnerships
- $450 WAC (wholesale acquisition cost) x3 mo. access, ~$94 average OOP for reimbursed, ~$295 for cash pay

EndeavorRx®

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EndeavorRx has a large and attractive initial target population in addressing attention issues

Current prescription ADHD treatments in the US address large patient populations

~$10Bn[1]

ADHD MARKET

>70M[2]

Prescriptions per year

ADHD MARKET[3] - US ONLY
(patients in millions)



11M
4.7M ADULT
2.8M AGES 13-17
2.1M AGES 8-12
1.2M AGES 3-8
INITIAL INDICATION
FDA CLEARED
8M
3.3M ADULT
1.9M AGES 13-17
1.8M AGES 8-12
1.1M AGES 3-8
Total market
Initial target population in inattention

1. DelveInsight, ADHD Market Insights, Epidemiology and Market Forecast-2027 (Dec. 2018) 260
2. 2020 IMS Data

3. please see slide #61 for sources

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Expected ADHD label expansion INITIAL TARGET POPULATION SIZE2 (patients in millions) ADHD MARKET—US ONLY 1.1 POC start: H1’22 3.3 Pivotal data: H2 ‘23 Pivotal data: H2 ‘23 Launch: H2 ‘22 1. Timeframes are estimates and are subject to change—see Disclaimer and Risk Factors 2. please see slide #61 for sources

Expected ADHD label expansion INITIAL TARGET POPULATION SIZE2 (patients in millions) ADHD MARKET—US ONLY TOTAL Potential Revenues $500M+ / year 1. Timeframes are estimates and are subject to change—see Disclaimer and Risk Factors 2. please see slide #61 for sources

$500M+ Revenue potential in the US in ADHD alone Upside potential: • Additional payor coverage over-time reduces % of self-pay • Reduced gross-to-net discounting • Ability to adapt treatment through the patient’s life extending revenue tail • No patent cliffs typically associated with drugs Additional revenue opportunities: • Supplemental revenue model potential for services or treatment maintenance (e.g., care-team connected companion apps like EndeavorRx Insight®) • Potential for physician reimbursement through remote patient monitoring Represents market penetration of other products 1. please see slide #61 for sources 2. CDC.gov

Increasing TAM (Total Addressable Market) through label and indication expansion



Total Market Population[2] (in millions)
10.8
2.0
1.3
0.9
19.0
81.0
115
Initial target population[1] (in millions)
OVER 9.5M PATIENTS IN ADHD ALONE
8.1
1.4
0.4
0.2
2.1
3.3
15.5
ADULT
3.3
13-17
1.9
8-12
1.8
3-7
1.1
FDA CLEARED
ADHD US
ADHD Ex-US
ASD US
MS US
MDD US
Acute cognitive dysfunction US[1]
Initial target population in inattention
Expected timeframes[2]
Adult: pivotal data: H2 '23
13-17: pivotal data: H2 '23
8-12: launch: H2 '22
3-7: POC start: H1 '22
Japan: Ph III expected start: H2 '22
EU: Launch TBD
CE GRANTED
Expected pre-pivotal meeting (FDA Q-sub): H2 '22
Expected pre-pivotal meeting (FDA Q-sub): H1 '23
Expected pre-pivotal meeting (FDA Q-sub): H2 '23
Expected Covid fog POC data: H2 '22

1. please see slide #61 for sources

2. Timeframes are estimates and are subject to change - see Disclaimer and Risk Factors

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Capital to support EndeavorRx® launch and scale, and portfolio expansion up to[1] $390M

Capital raise

Assumes no redemptions. See transaction structure detail


~$195M
~$150M
~$45M

EndeavorRx® commercial launch and scale

- Market development, awareness, and conversion
- Market access / payer adoption
- Scale sales force and broader customer-facing initiatives

Expected pipeline progression

- ADHD label expansion
- Pivotal trials targeting attention in MS, MDD and ASD
- Anticipated POC trials in acute cognitive dysfunction and cognitive monitoring

Potential new platform technologies

1. Net of $250M from cash in trust, $162M from PIPE investment proceeds, and ~$22M fees

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The Opportunity Science & Approach Our Progress Initial Market & Forecast Investment Summary

Investment highlights Leading digital medicine company, premier platform designed to target cognitive dysfunction across medicine Leading platform using software to treat brain function at scale Product designed to directly target neural physiology and delivered through high-quality entertainment experiences First-of-its-kind prescription digital therapeutic with FDA clearance1 and CE mark2 in pediatric ADHD (8-12 y/o), currently in pre-launch phase Active pipeline aiming to expand current technology into multiple disease conditions with chronic and acute cognitive impairments in both pediatrics and adult populations Established model and infrastructure can be applied to new products and markets to generate sustainable growth Akili + Social Capital Suvretta Holdings Corp. 1 combines groundbreaking science with consumer tech savvy to elevate the story in society and possibly unlock the promise of a new market 1. FDA marketing authorization indicated to improve attention function as measured by computer- based testing in children ages 8-12 years old with primarily inattentive or combined-type ADHD, who have a demonstrated attention issue 2. intended for the treatment of attention and inhibitory control deficits in pediatric patients with ADHD

Transaction overview Social Capital Suvretta Holdings Corp I (NASDAQ: “DNAA”) to combine with Akili Interactive Labs, Inc. Assuming no redemptions, the transaction is expected to deliver $390 million of net proceeds to fund EndeavorRx®’s commercialization, pipeline progression and new platform technology development 100% Seller rollover equity; incremental seller earn-out of 7.5% of fully-diluted shares outstanding immediately after closing (including shares reserved under the equity incentive plan and employee stock purchase plan), vesting evenly at share price hurdles of $15.00, $20.00 and $30.00 Pro forma ownership (2) 6% 15% Seller’s rollover equity DNAA public shareholders PIPE investors Sponsor shares 56% 23% 1. As of 9/30/2021. Inclusive of $94M of target cash, $10M of target debt 2. Based on 60.0M seller rollover shores, 25.0M DNAA public shores (assuming no redemptions), 16.2M PIPE shores and 6.9M sponsor shores. Excludes seller earnout shores, vesting across three equal trenches at shore prices of $15, $20 and $30, respectively. There are no public or private warrants associated with Social Capital Suvretto Holdings Corp I that would result in incremental dilution Assumes no redemptions. See transaction structure detail 59

Thank you Contact: Santosh Shanbhag sshanbhag@akiliinteractive.com Copyright © 2022, Akili Interactive Labs, Inc.

Sources supporting slides

Disease Area	Source of Total Population	Source for calculations supporting Initial Target Population
ADHD 4-7	CDC Survey Estimates, 2014	National Survey on Children's Health (CDC); 2003-2011
ADHD 8-12	Danielson (2018) J Clin Child Adoles Psychol., 47(2): 199-212	Willcutt (2012) Neurotherapeutics, 9(3): 490-499
ADHD 13- 17	Danielson (2018) J Clin Child Adoles Psychol., 47(2): 199-212	Willcutt (2012) Neurotherapeutics, 9(3): 490-499
ADHD Adult	Raman (2018) Lancet Psychiatry, 5(10): 824-835.; Fayyad (2007) Br J Psychiatry. 190: 402-409	Salvi et al. Riv Psichiatr. Mar-Apr 2019;54(2)
ADHD EU	Clarion EU & Japan Population Estimates	Willcutt (2012) Neurotherapeutics, 9(3): 490-499
ADHD JP	Clarion EU & Japan Population Estimates	Shionogi partner estimates
Autism	https://www.cdc.gov/ncbddd/autism/data.html	Baio, J.et al MMWR Surveillance Summary (2018) Rommelse et al. 2010. Eur Child Adolesc Psychiatry:
Depression (MDD)	https://www.nimh.nih.gov/health/statistics/major-depression	2016 NSDUH survey Conradi HJ, Ormel J, de Jonge P. Presence of individual (residual) symptoms during depressive episodes and periods of remission: a 3-year prospective study. Psychol Med 2011;41(6):1165-74
Multiple Sclerosis	Landmark Study Estimates Nearly 1 Million in the U.S. Have Multiple Sclerosis, National MS Society (Feb. 15, 2019) https://www.nationalmssociety.org/About-the-Society/News/Landmark-Study-Estimates-Nearly%c2%a01-Million-in-the-U	Benedict et al. BMC Neurol. 2012;12:55
Acute Cognitive Dysfunction	See combined sources for COVID fog, cancer-related cognitive impairment, TBI, and ICU-related cognitive dysfunction	
COVID Fog	https://www.publichealth.columbia.edu/public-health-now/news/one-three-americans-already-had-covid-19-end-2020 Garriges et al., 2020, Journal of Infection, Helm et al., 2020, The New England Journal of Medicine; Jaywant et al., 2021, Neuropsychopharmacology, Kaseda et al., 2020, The Clinical Neuropsychologist; Rogers et al., 2020, Lancet Psychiatry	Taquet et al 2021 PLOS Medicine
Cancer-Related Cognitive Impairment	https://www.cdc.gov/cancer/preventinfections/providers.htm https://www.cancer.gov/about-cancer/understanding-chemobrain	Joelsins et al. 2018 Journal of Clinical Oncology
Traumatic Brain Injury	Fiden et al Centers for Disease Control and Prevention. (2015). Report to Congress on Traumatic Brain Injury in the United States: Epidemiology and Rehabilitation. National Center for Injury Prevention and Control; Division of Unintentional https://www.cdc.gov/traumaticbraininjury/pdf/tbi_report_to_congress_epi_and_rehab-a.pdf	Rabinowitz & Levin 2014 Cognitive Sequelae of Traumatic Brain Injury
ICU-Related Cognitive Dysfunction	https://www.sccm.org/Communications/Critical-Care-Statistics	https://www.sccm.org/Communications/Critical-Care-Statistics Cavallazzi et al 2012. Annals of Intensive Care

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